SYS 1997 ANNUAL REPORT

SYS HISTORY

    Incorporated in California in 1966, SYS came about as a result of Dr. Lawrence Kavanau's vision for a highly capable, integrated systems management company. From its inception, SYS has bridged the disciplines of systems analysis, systems engineering and computer sciences to become an outstanding professional systems integration and management company. SYS became a public corporation in 1968. Company operations were initially headquartered in Long Beach, moving to San Diego in 1984. Operations centers were established in Arlington, VA and Oxnard, CA to serve major clients.

    In fiscal year 1997 SYS marked its 31st anniversary--a year in which the Company carried on dynamic growth. The Company's business base continued expansion with a vision of greater diversity in the future.

CHAIRMAN'S LETTER

To: SYS Shareholders

    Fiscal Year 1997 marked the Company's 31st anniversary. This year has been a year of continued growth and opportunity. The Company's reports to the Securities and Exchange Commission (SEC) are current and OTC/Bulletin Board trading of SYS stock is available (symbol: "SYYS").

    Revenues in Fiscal Year 1997 were $7,649,000 as compared to $5,942,000 in Fiscal Year 1996; an increase of 29%. The FY 1997 net income was $229,000 versus $128,000 for FY 1996. This results in FY 1997 earnings of $0.07 per share versus $0.04 per share in FY 1996.

    During the year we were successful in growing our current business areas over 29%. Management is continuing to search for new opportunities to expand our existing business into new fields with new customers and has hired a Director of New Business Development. The Company continues to keep tight controls on its costs which has made SYS more competitive.

    At the Company's 1996 Annual Meeting of Shareholders, held on March 21, 1997, Mr. Charles E. Vandeveer, the Company's Vice President, Director of Operations, and I were elected to the Board of Directors. Subsequently, effective August 1, 1997, I was honored to be elected Chairman of the Board and Chief Executive Officer.

    An objective of the Company is to enable its stock to be traded on NASDAQ. Our goal is to accomplish this through the continuous growth of current operations as well as through the acquisition of new commercial and industrial business in new markets with new products and services.

    Management believes the Company is well positioned to carry on its past success and begin a new era of even greater achievement. We will keep you informed as events evolve.




Robert D. Mowry
Chairman and
Chief Executive Officer

(Page 2 contains a graphic representation of a TOMAHAWK missile)

OPERATIONS REVIEW

    SYS provides management and technical services in systems planning, management and analysis, systems engineering, naval architecture, marine engineering, ordnance engineering, logistics analysis and engineering, operations analysis, design development, reliability engineering and analysis, hazardous materials reduction studies, computer systems analysis, office automation, information management systems and related support services. The Company also provides hardware integration and fabrication management, particularly in marine and shipboard equipment.

                           PRODUCTS AND SERVICES

    The Company's skilled and experienced professional personnel perform activities in the broad spectrum of aerospace, naval and industrial operations environments. In providing its services in high technology and complex systems areas, it forms interdisciplinary teams from many different technical and management fields. These teams are capable of responding to customer requirements which cover a wide variety of systems, products, and services. The Company performs as both a Prime Contractor and a Subcontractor, not only as a producer and procurer, but also as a provider of support services to both Government and industrial technical and management teams.

                                  MARKETING

    Business is solicited directly through constant liaison with potential clients (primarily U.S. Government) and is obtained through competitive contract awards which are made on the basis of both its technical and management qualifications and its proposed prices. The Company is active both as a Prime Contractor, with large and small companies as its Subcontractors, and as a Subcontractor in the Small Business Plans of large contractors. All SYS locations engage in marketing activities. Each manager has as part of his objectives the booking of new orders. Technical capability is provided by both the Field and Corporate Offices. The Company has recently hired a Director of New Business Development to accelerate corporate sales growth.

       BUSINESS DEVELOPMENT DURING THE FISCAL YEAR ENDED JUNE 30, 1997

    Although the DoD has continued its downsizing program, sales at SYS grew steadily during 1997. SYS has maintained stringent controls on expenses which has allowed the billing rates to decline. The lower billing rates have made SYS more competitive.

                                 DISCUSSION

    Company revenues for Fiscal Year 1997 increased approximately 29% over the previous fiscal year. This was due to increased sales on Oxnard and Washington Operations' contracts.

    The Underway Replenishment (UNREP) Program was extended into its final of three option years on September 1, 1996. On July 25, 1997, the contract was extended an additional six months which runs through February 28, 1998. The proposal for the follow on contract was submitted on September 11, 1997. UNREP provides in-service engineering support to the U.S. Navy fleet. The Company is continuing its support for the research and development project to design and build a full size ship mock-up of a missile rearming system.
An AEGIS Cruiser Vertical Launch Test System was fitted with a full scale mock-up capable of demonstrating the rearming and strikedown system feasibility for replenishing the Navy Standard Missile and the shipboard TOMAHAWK missile system while underway at sea. This project will now continue to refine the detail design. Shipboard technical assistance continues to expand and provides the basis for continued business confidence in the coming year.

(Page 3 contains a photograph and a graphic representation of an AEGIS cruiser, captioned AEGIS cruiser)

    The Management, Planning and Analysis (MPA) Program had its second of four option years exercised on February 1, 1997. This program supports the U.S. Navy's Port Hueneme Division, Naval Surface Warfare Center (PHD NSWC). The Statement of Work provides a broad and flexible scope of work which allows a wide range of tasking. SYS has developed work competencies in such areas as Management Consulting, Information Services, Human Resource Services, Combat Systems Engineering and Facilities Engineering. The MPA Program has received customer recognition for its high standards of excellence and professionalism. Continued growth of this Program area is anticipated.

    The Naval Architecture and Marine Engineering (NAME) Program had its first of four option years exercised on November 25, 1996. This cost-plus-fixed-fee contract was issued by PHD NSWC. The Company's largest customer on this contract is the Ship Self Defense Department of PHD NSWC. Along with our Associate Subcontractor, John J. McMullen Associates, Inc.
(JJMA) we provide extensive support for Ship Self Defense Systems in the areas of weapon systems installation design, planning and coordination. The outlook for this new contract is good and challenging. We are attempting to expand our customer base in an environment of decreasing customer budgets.

    The Company was awarded a two year subcontract from Systems Application and Technologies to continue support to the Naval Air Systems Command. This support provides engineering and technical services focusing on the identification and reduction of hazardous material when providing maintenance to weapons and associated handling and shipping equipment. Hazardous material reduction support is being expanded to include support for Foreign Military Sales.

    Washington Operations successfully recompeted for another five year subcontract with their prime contractor, Tracor, to continue program management support to the Program Executive Office, Surface Combatants/AEGIS Program (PEO, SC/AP), PMS400. The Company provides contract and other financial reconciliation and closure support for the Japanese AEGIS Foreign Military Sales cases. The Company also provides other financial management support including case closure processing support to PMS400.

                CONTRACT BACKLOG, CUSTOMERS, AND COMPETITION

    As of June 30, 1997, the Company's contract backlog, including negotiated contract options, was approximately $20,342,000, compared with approximately $24,841,000 on June 30, 1996.

(Page 4 contains a photograph captioned Self Defense Test Ship)

    The primary reason for the decrease in year-to-year backlog is due to the fact that the Company had no major contract recompetitions during Fiscal Year 1997. Contract value backlog is converted to revenues by performance on funded delivery orders or contracted tasks within each contract or subcontract. Specific work activity is defined, scheduled and priced by individual delivery orders (D.O.s) or contracted tasks (C.T.s). The actual D.O. and C.T. backlog on June 30, 1997 was approximately $5,718,000, as compared with approximately $2,801,000 on June 30, 1996.

    The majority of the Company's total revenues were derived from contracts with the United States Government, principally agencies of the Department of Defense. Nearly all of these revenues were from contracts with the United States Navy. Should changes in procurement policies or further reductions in government expenditures occur, revenue and the income of the Company could be adversely affected. Government contracts are not seasonal, however, variations may occur due to funding from time to time.

                        LIQUIDITY AND WORKING CAPITAL

    The Company had working capital of $574,000 at June 30, 1997 compared to $250,000 at June 30, 1996. Contract receivables increased by $55,000 during 1997. The Company was able to eliminate its line of credit borrowings at June 30, 1997. Accounts payable were $159,000 higher in 1997 than in 1996. This was mainly attributable to the Associate Subcontractor invoices on the NAME contract. Accrued liabilities in 1997 were less than 1996 primarily because $160,000 was converted into a note payable. In addition to the $160,000 note payable, there are two smaller notes that make up the total of the current and long-term notes payable. The Company's net worth increased by $233,000 in 1997 to $612,000. These improvements were due primarily to the net income of $229,000 generated in 1997. Net furniture and equipment increased by $7,000 in 1997. Notes payable at June 30, 1997 consists of three notes. The principal amounts due annually from these notes consists of $90,195, $40,532 and $84,888 for the years ending June 30, 1998, 1999 and 2000, respectively.

    The Company's primary source of liquidity is its $500,000 revolving line of credit facility. The Company also finances a portion of its operations through leases. Management believes that the Company will have sufficient cash flow from operations and funds available under the revolving credit agreement to finance its operating and capital requirements during Fiscal Year 1998.

                                 * * * * *

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders
SYS


We have audited the accompanying balance sheets of SYS as of June 30, 1997 and 1996, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SYS as of June 30, 1997 and 1996, and its results of operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                       J. H. COHN LLP
San Diego, California
August 15, 1997

FINANCIAL STATEMENTS

(Inserted on Pages 6, 7, 8 and 9 are Balance Sheets, Fiscal years ended June 30 1997 and 1996; Statements of Operations, Years ended June 30, 1997 and 1996; Statements of Stockholders' Equities, Years Ended June 30, 1997 and 1996; Statements of Cash Flows, Years Ended June 30, 1997 and 1996, as contained in the Company's Form 10-KSB for Fiscal Year ended June 30, 1997, previously filed with the SEC).

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies:
             Organization:
                SYS (the "Company") was incorporated in 1966 in the State of California. The Company provides management and technical services in systems planning, management and analysis, systems engineering, naval architecture, marine engineering, ordnance engineering, logistics analysis and engineering, operations analysis, design development, reliability engineering and analysis, hazardous materials reduction studies, computer systems analysis, office automation, information management systems and related support services. The Company also provides hardware integration and fabrication.

             Use of estimates:
                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

             Revenue recognition:
                Substantially all revenues are derived from contracts with the United States Government. Revenues on fixed-price contracts are recorded on the percentage of completion method in the ratio that costs incurred bear to total estimated costs at completion. Revenues on cost-reimbursement contracts are recorded as costs are incurred and include estimated earned fees in the proportion that costs or hours incurred to date bear to total estimated costs or hours, respectively, as specified by each contract. Provisions for estimated losses on contracts are recorded as such losses become known.

             Furniture and equipment:
                Furniture and equipment are carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which range from 3 to 10 years. Leasehold improvements are amortized over the shorter of the useful lives of the assets or the lease term. Furniture and equipment include assets under capital leases with a cost of $139,559 and $261,446 and accumulated amortization of $97,106 and $186,092 at June 30, 1997 and 1996, respectively.

             Impairment of long-lived assets:
                Impairment losses on long-lived assets are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts.

             Net income per common share:
                Net income per common share has been computed by dividing the net income applicable to common stock for the year by the weighted average number of common shares outstanding as adjusted for the dilutive effects of the assumed conversion of the 4% preferred stock (a common stock equivalent) and the exercise of stock options. The effects of the assumed conversion of the 9% preference stock were either anti-dilutive or immaterial.

                In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share," ("SFAS 128") which replaces the presentation of primary earnings per share required under previously promulgated accounting standards with a presentation of basic earnings per share. It also requires dual presentation of basic and diluted earnings per share on the face of the statement of income for all entities with complex capital structures and provides guidance on other computational changes. SFAS 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. Earlier application is not permitted. The Company does not expect the adoption of SFAS 128 to have a material impact on its ocmputations of net income per share.

             Income taxes:
                The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 - Contract receivables:

             Contract receivables consist of the following at June 30, 1997 and 1996:


                                                                    1997        1996
                                                                 ----------   --------
                  Amounts billed, less allowance for doubt-
                    ful accounts of $7,000 and $54,000           $  177,083   $445,693
                  Recoverable costs and accrued profit
                    on progress completed - not billed              610,970    347,555
                  Retentions, due upon completion of con-
                    tracts                                           74,947    138,523
                  Unrecovered costs subject to future nego-
                    tiation - not billed, less allowance for
                    doubtful accounts of $19,000 and $147,000       179,520     55,257
                                                                 ----------   --------
                       Totals                                    $1,042,520   $987,028
                                                                 ----------   --------
                                                                 ----------   --------

             At June 30, 1997, recoverable costs and accrued profit on progress completed - not billed consisted of amounts billed in July 1997. The balances comprising receivables pursuant to retainage provisions will be due upon completion of the contracts and acceptance by the customer; based on the Company's experience with similar contracts in recent years, the balances at June 30, 1997 are expected to be collected in fiscal 1998 and 1999.

             Unrecovered costs subject to future negotiation - not billed consist primarily of revenues recognized on specific delivery orders within certain contracts whereby the costs incurred have exceeded the current funding limitation for the specific delivery order; however, the Company has not exceeded the cost limitations for the entire contract as a whole. The costs incurred in excess of specific funding limitations arose primarily as a result of actual indirect expense rates exceeding the Defense Contract Audit Agency ("DCAA") approved billing rates. However, after an audit by the DCAA has been completed, the Company intends to request that the cost limitation on certain delivery orders be increased to cover the actual indirect expenses incurred and the cost limitations on completed delivery orders with funds still available within the same contract be decreased to the amount of costs actually incurred. Even though the government contracting officer is not legally obligated to abide by the Company's request, management believes that the amounts will be collected.

Note 3 - Settlement of litigation:
             Expenses of $155,996, included in other expenses in the accompanying 1996 statement of operations, are attributable to the settlement of litigation related to the recission of a 1992 agreement to purchase certain assets of System Exploration, Inc. The Company is appealing the settlement.

Note 4 - Note payable to bank under line of credit:
             At June 30, 1997, the Company had no outstanding borrowings under a $500,000 revolving line of credit provided by a bank which expires on August 30, 1997. Any borrowings under the line of credit will be limited to 75% of qualifying contract receivables, will be collateralized by substantially all of the assets of the Company and will bear interest at 1.5% above a specified prime rate. Among other things, the terms of the line of credit agreement require the Company to maintain certain financial statement ratios.

Note 5 - Other notes payable:
             As of June 30, 1997, other notes payable had an aggregate principal balance of $215,615. These notes bear interest at rates ranging up to 10.25%. One note (which had a principal balance of $157,317) is payable to a bank and has terms that require the Company to maintain certain financial ratios. Principal amounts due under these obligations for each of the years subsequent to June 30, 1997 are as follows:

                                                    AMOUNT
                                                  --------
                  1998                            $ 90,195
                  1999                              40,532
                  2000                              84,888

Note 6 - Leases:
             The Company has noncancelable operating leases for its offices which expire at various dates through July 1998. Certain leases provide for increases in the minimum lease payments based on fluctuations in various price indices. Rent expense under all operating leases totaled $187,547 and $182,524 in 1997 and 1996, respectively.

             The Company also leases certain computer and office equipment under capital leases which expire at various dates through June 1998.

             Annual future minimum lease payments under noncancelable operating and capital leases with initial terms of one year or more as of June 30, 1997 are as follows:

                                                      OPERATING       CAPITAL
                                                        LEASES        LEASES
                                                       ---------       -------

                   1998                                 $116,359       $24,453
                   1999                                    3,688
                                                       ---------      --------
                     Totals                             $120,047        24,453
                                                       ---------
                                                       ---------
                   Less amounts representing interest                    1,279
                                                                      --------
                   Present value of net minimum lease
                     payments                                          $23,174
                                                                      --------
                                                                      --------
Note 7 - Stockholders' equity:
             Convertible preferred stock:
                The Company has been authorized to issue up to 250,000 shares of nonvoting convertible preferred stock with a par value of $.50 per share, of which 110,000 shares had been issued at June 30, 1997. Cumulative dividends on such shares are payable at the annual rate of 4%. Each share is convertible into one share of common stock upon the payment of $6.50 per share and redeemable at the option of the Company at its par value plus accrued dividends. In the event of the Company's liquidation, the holders of the preferred stock are entitled to $.50 per share plus all accumulated and unpaid dividends.

                The payments of cash dividends on the preferred stock totaled $5,500 in 1997, which includes $2,200 for the payment of dividends that accrued in 1997 and $3,300 for the payment of all dividends in arrears at June 30, 1996.

             Convertible preference stock:
                In June 1996, the Company issued to employees 139,561 of the 2,000,000 authorized shares of preference stock, which were designated as Series B 9% cumulative convertible callable nonvoting preference stock ($1.00 par value), along with 5,100 shares of common stock and charged $139,816 as compensation. Payments of dividends on the preference stock are subordinate to the payment of dividends on the 4% preferred stock. Each share of preference stock, without any cumulative dividends, is convertible into two shares of common stock until the Company has issued a maximum of 139,561 common shares. During 1997, a total of 61,366 shares of preference stock were converted into 122,732 shares of common stock. Accordingly, 78,195 shares of preference stock remained outstanding as of June 30, 1997. At June 30, 1997, cumulative dividends in arrears on the preference stock totaled $7,038 ($.09 per share). There were no dividends in arrears at June 30, 1996. In the event of the Company's liquidation, the holders of the preference stock are entitled to $1.00 per share plus all accumulated and unpaid dividends.

             Non-qualified stock options:

                During the year ended June 30, 1997, the Company entered into agreements for grants of non-qualified stock options to three key employees. Under these agreements, the Company granted options to purchase 105,000 shares of common stock at $.05 per share (the fair market value at the date of grant). These options were exercised immediately. However, the right of the employees to retain these shares is contingent upon their future employment by the Company. The right of retention vests ratably over the three year period that commenced with the date of grant. The Company has the right to purchase unvested shares upon termination of employment at the original purchase price.

Note 7 - Stockholders' equity (continued):
             Incentive stock option and restricted stock plan:
                On August 20, 1996, the Company's Board of Directors adopted the SYS 1997 Incentive Stock Option and Restricted Stock Plan (the "Plan"), which was ratified by the Company's stockholders on March 21, 1997. The Plan initially provided for grants by the Board of Directors of incentive stock options to purchase up to 350,000 shares of common stock to employees and grants of restricted stock options to purchase up to 100,000 shares of common stock to directors and consultants. However, the Board of Directors has approved an amendment to the Plan whereby, subject to ratification by stockholders, it will be authorized to grant restricted stock options to purchase up to 350,000 shares of common stock to directors and consultants. There were no incentive stock options granted in 1997. Restricted stock options for the purchase of 150,000 shares were granted in 1997, including grants that are subject to ratification of the amendment to the Plan by the stockholders. Options cannot be granted under the Plan at less than 100% of the fair market value on the date of grant. Options vest at such time and under such conditions as determined by the Board of Directors at the time of grant.

             Additional required disclosures related to stock options:
                The following table summarizes certain information regarding options granted during 1997 and options outstanding at June 30, 1997:

                                                                     WEIGHTED
                                                        SHARES OR     AVERAGE
                                                        PRICE PER    EXERCISE
                                                          SHARE        PRICE
                                                        ---------    --------

                Options granted                          255,000        $.11
                Options exercised                       (180,000)        .05
                                                       ---------
                Options outstanding at end of year        75,000         .29
                                                       ---------
                                                       ---------
                Option price range at end of year      $.09-$.47

                Weighted average fair value of
                  options granted during the year           $.11

                Option price range for options
                  exercised during the year                 $.05

             The following table summarizes information about stock options outstanding at June 30, 1997, all of which are at fixed-prices:

                                             WEIGHTED
                                             AVERAGE       WEIGHTED
                RANGE OF                     REMAINING     AVERAGE
                EXERCISE       NUMBER       CONTRACTUAL    EXERCISE     OPTIONS
                PRICES       OUTSTANDING        LIFE        PRICE    EXERCISABLE
                --------     -----------    -----------    --------  -----------

                $.09-$.47      75,000         7 years        $.29        None

Note 7 - Stockholders' equity (concluded):
             Additional required disclosures related to stock options
             (concluded):
                The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Since all of the options were granted at the fair market value on the date of grant, no earned or unearned compensation cost was recognized in the accompanying financial statements for stock options granted in 1997. Had compensation cost been determined based on the fair value at the grant date for all awards in 1997 consistent with the provisions of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts set forth below:

                   Net income - as reported                       $229,008
                   Net income - pro forma                          217,458
                   Net income per common share - as reported          $.07
                   Net income per common share - pro forma            $.07

                The fair value of each option granted in 1997 was estimated on the date of grant using the Black-Sholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%; expected volatility of 200%; risk-free interest rate of 7%; and expected lives of one month to seven years.

Note 8 - Income taxes:

             At June 30, 1997, the Company had a net operating loss carryforward for Federal income tax purposes of approximately $190,000 which will begin to expire in 2008 unless previously utilized. Pursuant to the provisions of the Internal Revenue Code, the utilization of Federal net operating loss carryforwards in future years may be subject to substantial annual limitations if a change of more than 50% in the ownership of the Company occurs.

             Significant components of the Company's deferred tax assets (there were no significant deferred tax liabilities) and a related valuation allowance as of June 30, 1997 and 1996 are shown below:

                                                             1997       1996
                                                          -------     --------
               Deferred tax assets:
                 Net operating loss carryforwards         $ 65,000    $121,000
                 Other                                      57,000     164,000
                                                          --------    --------
                   Total deferred tax assets               122,000     285,000

               Valuation allowance for deferred
                 tax assets                               (122,000)   (285,000)
                                                          --------    --------
                   Net deferred tax assets                $    -       $   -
                                                          --------    --------
                                                          --------    --------

Note 8 - Income taxes (concluded):

             The Company has offset the deferred tax assets by an equivalent valuation allowance due to the uncertainties related to the extent and timing of its future taxable income.

             The expected Federal income tax provision, computed based on the Company's pre-tax income in 1997 and 1996 and the statutory Federal income tax rate, is reconciled to the actual tax provision reflected in the accompanying financial statements as follows:

                                                           1997         1996
                                                         --------     -------
                Expected tax provision at statutory
                  rates                                  $ 77,863     $43,034

                Decrease resulting primarily from
                  availability of net operating
                  loss carryforwards                      (77,863)    (43,034)
                                                         --------     -------
                    Totals                               $   -        $  -
                                                         --------     -------
                                                         --------     -------

Note 9 - Retirement plan:

             The Company sponsors a deferred savings and profit sharing plan under Section 401(k) of the Internal Revenue Code. Substantially all of its employees may participate in and make voluntary contributions to this defined contribution plan after they meet certain eligibility requirements. The Company has agreed to match 50% of each employee's contributions, provided the matching amount does not exceed 3% of the employee's annual compensation. The Board of Directors can authorize additional discretionary contributions by the Company. Contributions to the plan by the Company totaled $66,761 and $36,097 in 1997 and 1996, respectively.

Note 10- Contingencies:

             The Company is a party to various legal proceedings. In the opinion of management, these actions are routine in nature and will not have any material adverse effect on the Company's financial statements in subsequent years.

                                  *   *   *

(Page 11 contains a Note which reads: Written requests for a copy of the Company's Form 10-KSB, free of charge, should be addressed to: SYS, Shareholder Relations Department, 6363 Greenwich Drive, Suite 200, San Diego, CA 92122.)

(The Back Cover of the Report contains the following:
DIRECTORS
               Paul I. Anderson
               Robert E. Carroll
               Lawrence L.  Kavanau
               L. Randolph Knapp
               Robert D. Mowry, Chairman
               W.  Gerald Newmin
               Charles E. Vandeveer
               Charles H.  Werner
               Richard Wood

OFFICERS
               Robert D. Mowry, Chief Executive Officer
               Lawrence L. Kavanau, Chief Financial Officer
               Charles E. Vandeveer, Vice President, Director of Operations Michael W. Fink, Vice President, Administration
               W.  Gerald Newmin, Secretary

TRANSFER AGENT
               ChaseMellon Shareholder Services
               Security Relations Department
               400 South Hope Street, Fourth Floor
               Los Angeles, CA 90071
               (213) 553-9700

CORPORATE OFFICE
               6363 Greenwich Drive, Suite 200
               San Diego, CA 92122
               (619) 587-0484
               Fax (619) 587-9746

OXNARD OPERATIONS
               1721 Pacific Avenue, Suite 210
               Oxnard, CA 93003
               (805) 486-4444
               Fax (805) 483-1415

WASHINGTON OPERATIONS
               2011 Crystal Drive, Suite 210
               Arlington, VA 22202
               (703) 769-5225
               Fax (703) 892-1473